                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------
                                   SCHEDULE TO
                                 (RULE 14d-100)

                                (AMENDMENT NO. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ADVANTA CORP.
                            (NAME OF SUBJECT COMPANY)

                                  ADVANTA CORP.
                      (NAME OF FILING PERSON (THE ISSUER))

                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                 --------------

                                001-210-00794220
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                -----------------

                            ELIZABETH H. MAI, ESQUIRE
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                        SPRING HOUSE, PENNSYLVANIA 19477
                                 (215) 657-4000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:

                               JAY A. DUBOW, ESQ.
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                          1650 ARCH STREET, 22ND FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 977-2000

      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            CALCULATION OF FILING FEE

                            -------------------------

           TRANSACTION VALUATION*             AMOUNT OF FILING FEE
                 $6,171,056                        $1,234.21**
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*Calculated solely for purposes of determining the filing fee. This amount assumes that (i) $3,237,789 in cash will be paid pursuant to this offer, and
(ii) options to purchase 238,671 shares of Class B Common Stock of the Company will be issued pursuant to this offer. The aggregate value of the options to purchase Class B Common Stock was based on the average of the high and low prices of the Company's Class B Common Stock on August 6, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

**Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $1,234.21       Filing Party:        Advanta Corp.
Form or Registration No.:    Schedule TO     Date Filed:          August 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

[ ]     Third party tender offer subject to Rule 14d-1

[X]     Issuer tender offer subject to Rule 13e-4

[ ]     Going private transaction subject to Rule 13e-3

[ ]     Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        The filing of this Amendment No. 1 to Schedule TO shall not be construed as an admission by Advanta Corp. that the offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Advanta Corp. (the "Company") with the Securities and Exchange Commission (the "SEC") on August 9, 2001, relating to an offer by the Company to repurchase "Eligible AMIP Shares" from "eligible employees." "Eligible AMIP Shares" are shares of restricted stock granted under the Advanta Management Incentive Program (the "AMIP Program") that:

        - are attributable to an eligible employee's 2001 target bonus (the "2001 target bonus"); and
        - have a weighted average value, as calculated for purposes of determining the original number of shares granted (the "weighted average value"), that is greater than $10.625 per share.

An "eligible employee" refers to any person: (1) who holds Eligible AMIP Shares, at least some of which shares were granted before February 28, 2001; and (2) who, as of the expiration of this offer, is employed by us and has not received a notice of termination that is effective prior to the expiration of this offer. The Company is making this offer upon the terms and subject to the conditions described in the Offer to Repurchase dated August 9, 2001 and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "offer").

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(9), which is attached hereto, as follows:

        (a)(9) E-Mail Correspondence to Eligible Employees dated August
               31, 2001.



                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 Advanta Corp.

August 31, 2001                  By:       /s/ Elizabeth H. Mai
                                        ----------------------------
                                 Name: Elizabeth H. Mai
                                 Title: Senior Vice President, Secretary and
                                        General Counsel



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                                INDEX TO EXHIBITS

Exhibit Number                      Description
---------------------------------------------------------------------------------------

(a)(1)*                                     Offer to Repurchase.

(a)(2)*                                     Form of Letter of Transmittal.

(a)(3)*                                     Form of Letter to Eligible Employees
                                            Regarding the Offer.

(a)(4)*                                     Form of AMIP Personalized Decision
                                            Aid.

(a)(5)*                                     Form of AMIP Program Summary
                                            Guidelines.

(a)(6)*                                     Prospectus for use with the Advanta
                                            Corp. 2000 Omnibus Stock Incentive
                                            Plan.

(a)(7)                                      Advanta Corp. Annual Report on Form
                                            10-K for its fiscal year ended
                                            December 31, 2000 filed with the
                                            Securities and Exchange Commission
                                            on March 30, 2001 and incorporated
                                            herein by reference.

(a)(8)                                      Advanta Corp. Quarterly Reports on
                                            Form 10-Q for its quarterly periods
                                            ended March 31, 2001 and June 30,
                                            2001 filed with the Securities and
                                            Exchange Commission on May 15, 2001
                                            and August 14, 2001 and incorporated
                                            herein by reference.

(a)(9)                                      E-Mail Correspondence to Eligible
                                            Employees dated August 31, 2001.

(b)                                         Not Applicable.

(d)(1)*                                     Advanta Corp. 2000 Omnibus Stock
                                            Incentive Plan, filed as Exhibit
                                            4(f) to the Company's Post-Effective
                                            Amendment to its Registration
                                            Statement on Form S-8 (File No. 333-
                                            04469) filed with the Securities and
                                            Exchange Commission on November 11,
                                            2000 and incorporated herein by
                                            reference.

(d)(2)*                                     Form of Option Agreement under the
                                            Advanta Corp. 2000 Omnibus Stock
                                            Incentive Plan.

(g)                                         Not Applicable.

* Previously filed as an exhibit to the Schedule TO filed by Advanta Corp. on August 9, 2001.

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